[LETTERHEAD OF SHEPPARD MULLIN RICHTER & HAMPTON LLP]

July 29, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Technical Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 22, 2011 File No. 001-34882

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with National Technical Systems, Inc. (the “Company”) and provide the following supplemental response on the Company’s behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Materials on Schedule 14A (the “Soliciting Materials”).  Our responses are numbered to correspond to your comments.

Preliminary Schedule 14A

Cover Page

1.	Please revise the cover page of your proxy statement. See Rule 14a-6(e)(1) of Regulation 14A.

We acknowledge the Staff’s Comment.  The proxy statement has been revised to include on the cover page the information required by Rule 14a-6(e)(1).  Please see the cover page of the notice of annual meeting.

2.
We note your disclosure that the board of directors believes that the nomination of director nominees by the Shareholder Group is “not in [the shareholders’] best interests.” Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please disclose, or provide us, the support for your assertions.

We acknowledge the Staff’s Comment.  The proxy statement has been revised to disclose the support for the referenced assertion.  Please see page 2 of the notice of annual meeting.

SHEPPARD MULLIN RICHTER & HAMPTON LLP
July 29, 2011

Proposal No. 1 Election of Directors, page 3

3.	Revise to disclose whether your nominees here have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d).

We acknowledge the Staff’s comment.  The proxy statement has been revised to disclose that each of the Company’s nominees has consented to be named in the proxy statement and to serve if elected at the Annual Meeting.  Please see page 3 of the proxy statement.

4.
Please refer to the second paragraph on page 3. It appears that you are attempting to reserve the right to exercise discretionary authority to vote for a replacement candidate. Please revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as you are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

We acknowledge the Staff’s comment.  The proxy statement has been revised in response to the comment.  Please see page 3 of the proxy statement.

5.
We note the reference to the appointment to your board of Mr. Jacobs on page 5. Please tell us what consideration you have given to including a brief description of the arrangements entered into with Mill Road Capital in June 2011.

We acknowledge the Staff’s comment. The proxy statement has been revised to include a brief description of the arrangements entered into with Mill Road Capital.  Please see page 5 of the proxy statement.

Stockholdings of Certain Beneficial Owners, page 19

6.	We note that the table in this section includes a reference to footnote 8 but such footnote does not appear below the table. Please revise or advise.

We acknowledge the Staff’s comment. The proxy statement has been revised to include  footnote 8.  Please see page 20 of the proxy statement.

SHEPPARD MULLIN RICHTER & HAMPTON LLP
July 29, 2011

Section 16(a) Beneficial Ownership Reporting Compliance, page 20

7.
Please tell us the basis upon which you have included the disclosure in the last two paragraphs of this section. We note that the disclosure does not relate to your directors or executive officers. See Item 7(b) of Schedule 14A.

We acknowledge the Staff’s comment. The proxy statement has been revised to delete the referenced disclosure.  Please see page 20 of the proxy statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a written statement from the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ JAMES A. MERCER III

James A. Mercer III, Esq.

July 29, 2011

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by National Technical Systems, Inc. (the “Company”) on July 22, 2011 (the “Proxy Statement”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

By:	/s/ Raffy Lorentzian
	Name:	Raffy Lorentzian
	Title:	Senior Vice President, Chief Financial Officer